October 19, 2012

Via EDGAR

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	First Titan Corp. Form 10-K for the Fiscal Year Ended September 30, 2011 Filed December 29, 2011 Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 14, 2012 File No. 333-170315

Dear Mr. Cascio:

This letter is submitted on behalf of First Titan Corp. in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of September 17, 2012 regarding the above-captioned filings.

Our numbered responses correlate to the numbers in your September 17, 2012 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 9A. Disclosure Controls and Procedures, page 22

1.

We see that you have provided the disclosures required by the Instructions to Item 308 of Regulation S-K which states that management’s assessment regarding internal control over financial is not required in your first annual report. However, you are also required by Item 307 of Regulation S-K to provide management’s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Please note that the disclosures required by Item 307 of Regulation S-K should be provided in annual and interim reports and there is no transition accommodation available for newly public companies. Accordingly, please file full amendments to this Form 10-K and your Forms 10-Q for the periods ended December 31, 2011, March 31, 2012 and June 30, 2012 to provide management’s conclusion regarding the effectiveness of disclosure controls and procedures as of end of the period covered by each report.

495 Grand Boulevard, Ste. 206      Miramar Beach, FL 32550

(850) 269-7267

www.firsttitanenergy.com

We intend to amend the Form 10-K for the annual period ended September 30, 2011 and the Forms 10-Q for the periods ended December 31, 2011, March 31, 2012 and June 30, 2012 to provide management’s conclusion regarding the effectiveness of disclosure controls and procedures as of end of the period covered by each report. Our revised disclosure is as follows:

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of and for the period covered by this Annual  Report on Form 10-K. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective. The controls were determined to be ineffective due to the lack of segregation of duties. Currently, management contracts with an outside contractor to perform certain crucial accounting and financial reporting activities. However, the Company will be unable to remediate this weakness until it has received additional funding to hire additional administrative personnel.

Limitations on Systems of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error or fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. To address the material weaknesses identified in our evaluation, we performed additional analysis and other post-closing procedures in an effort to ensure our consolidated financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Item 4. Controls and Procedures, page 12

2.

We see that you have provided management’s report on internal control over financial reporting. However, we note Item 308(a) of Regulation S-K only requires the assessment of internal control over financial reporting on an annual basis and managements’ report on internal control over financial reporting is only required in your Form 10-K filing. Please confirm for us that as of June 30, 2012, management performed an assessment of your internal control over financial reporting as opposed to the assessment of your disclosure controls and procedures which is required by Item 307 of Regulation S-K.

We intend to amend the Form 10-Q for the quarterly period ended June 30, 2012 to provide the proper disclosures. Our revised disclosure is as follows:

Item 4.  Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of and for the period covered by this Quarterly Report on Form 10-Q. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective. The controls were determined to be ineffective due to the lack of segregation of duties. Currently, management contracts with an outside consultant to assist with the preparation of its filings. However, until the Company has received additional funding, they are unable to remediate the weakness.

Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the three months ended June 30, 2012, that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

With respect to your comments, we would like to acknowledge the following:

1.	First Titan Corp. is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

3.	First Titan Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to file the amended filings referred to above on Monday October 22, 2012.

Regards,

/s/ Robert Federowicz

Robert Federowicz

President and Chief Executive Officer